                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (RULE 13D-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (1)



                          DOMINICK'S SUPERMARKETS, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   257159-10-3
                                 (CUSIP Number)













(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 257159-10-3                   13G            PAGE  2    OF  16   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  THE YUCAIPA COMPANIES
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [ ]
                                                                    (B)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         3,874,492(*) (See Items 4 and 8 below)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        3,874,492(*) (See Items 4 and 8 below)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,874,492(*) (See Items 4 and 8 below)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [X]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  19.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
                  PN
          ---------------------------------------------------------------------

* Represents the right of the Yucaipa Companies to acquire 3,874,492 shares of Common Stock upon exercise of an outstanding warrant, which The Yucaipa Companies may be deemed to "beneficially own" pursuant to Rule 13d-3(d)(1).

CUSIP NO. 257159-10-3                       13G        PAGE  3    OF  16   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  YUCAIPA BLACKHAWK PARTNERS, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [ ]
                                                                    (B)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         2,007,256 (See Items 4 and 8 below)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        2,007,256 (See Items 4 and 8 below)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,007,256 (See Items 4 and 8 below)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [X]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  12.5%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
                  PN
          ---------------------------------------------------------------------

CUSIP NO. 257159-10-3                       13G        PAGE  4    OF  16   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  YUCAIPA CHICAGO PARTNERS, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [ ]
                                                                    (B)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         253,470 (See Items 4 and 8 below)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        253,470 (See Items 4 and 8 below)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  253,470 (See Items 4 and 8 below)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [X]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  1.6%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
                  PN
          ---------------------------------------------------------------------

CUSIP NO. 257159-10-3                    13G           PAGE  5    OF  16   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  YUCAIPA DOMINICK'S PARTNERS, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [ ]
                                                                    (B)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         663,333 (See Items 4 and 8 below)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        663,333 (See Items 4 and 8 below)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  663,333 (See Items 4 and 8 below)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [X]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  4.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
                  PN
          ---------------------------------------------------------------------

CUSIP NO. 257159-10-3                     13G          PAGE  6    OF  16   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  YUCAIPA MANAGEMENT L.L.C.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [ ]
                                                                    (B)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         2,924,059 (See Items 4 and 8 below)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        2,924,059 (See Items 4 and 8 below)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,924,059 (See Items 4 and 8 below)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [X]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  18.2%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
                  OO
          ---------------------------------------------------------------------

CUSIP NO. 257159-10-3                  13G             PAGE  7    OF  16   PAGES
         ---------------------                             -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  RONALD W. BURKLE
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [ ]
                                                                    (B)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         6,798,551(*) (See Items 4 and 8 below)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        6,798,551(*) (See Items 4 and 8 below)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  6,798,551(*) (See Items 4 and 8 below)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [X]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  34.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
                  IN
          ---------------------------------------------------------------------

* Includes the right of The Yucaipa Companies to acquire 3,874,492 shares of Common Stock upon exercise of an outstanding warrant, which Mr. Burkle may be deemed to "beneficially own" pursuant to Rule 13d-3(d)(1).

CUSIP NO. 257159-10-3                  13G             PAGE  8    OF  16   PAGES
         ---------------------                             -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   BHF - BANK AKTIENGESELLSCHAFT
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [ ]
                                                                    (B)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                   GERMANY
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         7,325 (See Items 4 and 8 below)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        7,325 (See Items 4 and 8 below)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,325 (See Items 4 and 8 below)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [X]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  .05%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
                  BK
          ---------------------------------------------------------------------

CUSIP NO. 257159-10-3                       13G        PAGE  9    OF  16   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  MIDLAND MONTAGU PRIVATE EQUITY INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [ ]
                                                                    (B)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         284,152 (See Items 4 and 8 below)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        284,152 (See Items 4 and 8 below)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  284,152 (See Items 4 and 8 below)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [X]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  1.7%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
                  CO
          ---------------------------------------------------------------------

ITEM 1.

         (A)      NAME OF ISSUER:

                           Dominick's Supermarkets, Inc.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           505 Railroad Avenue
                           Northlake, Illinois 60614

ITEM 2.

         (A)      NAME OF PERSONS FILING:

                           The Yucaipa Companies
                           Yucaipa Blackhawk Partners, L.P.
                           Yucaipa Chicago Partners, L.P.
                           Yucaipa Dominick's Partners, L.P.
                           Yucaipa Management L.L.C.
                           Ronald W. Burkle
                           BHF - Bank Aktiengesellschaft
                           Midland Montagu Private Equity Inc.

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                           The Yucaipa Companies
                           Yucaipa Blackhawk Partners, L.P.
                           Yucaipa Chicago Partners, L.P.
                           Yucaipa Dominick's Partners, L.P.
                           Yucaipa Management L.L.C.
                           Ronald W. Burkle
                           c/o The Yucaipa Companies
                           10000 Santa Monica Boulevard
                           Los Angeles, California 90067

                           BHF - Bank Aktiengesellschaft
                           590 Madison Avenue
                           New York, New York 10022-2540

                           Midland Montagu Private Equity Inc.
                           140 Broadway
                           New York, New York 10005

         (C)      CITIZENSHIP:

                           The Yucaipa Companies -- California
                           Yucaipa Blackhawk Partners, L.P. -- California Yucaipa Chicago Partners, L.P. -- California Yucaipa Dominick's Partners, L.P. -- California Yucaipa Management L.L.C. -- Delaware
                           Ronald W. Burkle -- California
                           BHF - Bank Aktiengesellschaft -- Germany
                           Midland Montagu Private Equity Inc. -- Delaware

         (D)      TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $.01 per share

         (E)      CUSIP NUMBER:

                           257159-10-3

ITEM 3.  Not applicable






                               Page 10 of 16 pages

ITEM 4.   OWNERSHIP

     (A)  AMOUNT BENEFICIALLY OWNED:

          Yucaipa Blackhawk Partners, L.P., a California limited partnership, is the record owner of 2,007,256 shares of Common Stock. Yucaipa Chicago Partners, L.P., a California limited partnership, is the record owner of 253,470 shares of Common Stock. Yucaipa Dominick's Partners, L.P., a California limited partnership, is the record owner of 663,333 shares of Common Stock. Yucaipa Management L.L.C., a Delaware limited liability company, is the sole general partner of Yucaipa Blackhawk Partners, L.P., Yucaipa Chicago Partners, L.P. and Yucaipa Dominick's Partners, L.P. (collectively, the "Yucaipa Partnerships"), in which capacity it may be deemed to be the beneficial owner of the shares of Common Stock of Dominick's Supermarkets, Inc. (the "Issuer") beneficially owned by the Yucaipa Partnerships. Yucaipa Management L.L.C. disclaims beneficial ownership of such securities (except to the extent of Yucaipa Management L.L.C.'s pecuniary interest therein) and the filing of this statement shall not be construed as an admission that Yucaipa Management L.L.C. is, for the purposes of
          Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of such securities.

          The Yucaipa Companies, a California general partnership, is the record holder of a currently exercisable warrant entitling it to purchase up to 3,874,492 shares of Common Stock, which shares it may be deemed to beneficially own pursuant to Rule 13d-3(d)(1).

          Ronald W. Burkle is the sole managing member of Yucaipa Management L.L.C. and the controlling general partner of The Yucaipa Companies, and in such capacity Mr. Burkle may be deemed to be the beneficial owner of any shares beneficially owned by Yucaipa Management L.L.C. and The Yucaipa Companies. Mr. Burkle disclaims beneficial ownership of such securities (except to the extent of his pecuniary interest therein) and the filing of this statement shall not be construed as an admission that Mr. Burkle is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such securities.

          BHF - Bank Aktiengesellschaft, a German bank, is the record owner of 7,325 shares of Class B Common Stock (as defined below.)

          Midland Montagu Private Equity Inc., a Delaware corporation, is the record owner of 284,152 shares of Class B Common Stock.

          In addition to the foregoing, the Yucaipa Partnerships, Mr. Burkle, certain affiliates of Apollo Advisors, L.P., Chase Equity Associates, L.P. and certain other stockholders of the Issuer, including BHF Bank
          - Aktiengesellschaft and Midland Montagu Private Equity Inc. (collectively, the "Investors") are parties to an Amended and Restated Stockholders Agreement dated as of November 1, 1996 (the "Stockholders Agreement") with the Issuer and Dominick's Finer Foods, Inc. A copy of the Stockholders Agreement has been filed as Exhibit 10.8 to the Issuer's Form 10-K for the fiscal year ended November 2, 1996 and is incorporated herein by reference. Pursuant to the Stockholders Agreement, certain Investors holding Common Stock (but not Investors holding non-voting Class B Common Stock, par value $.01 per share (the "Class B Common Stock") of the Issuer) are required to vote their shares to elect to the Issuer's 11-member Board of Directors the persons nominated by Mr. Burkle and Apollo Investment Fund, L.P. (collectively nine persons). To the best of the reporting persons' knowledge, the Investors are the holders of record of an aggregate of 6,418,469 shares of Common Stock which are subject to such voting provisions and an aggregate of 5,296,091 shares of the non-voting Class B Common Stock and certain other shares of Common Stock which are not subject to such voting provisions. Shares of Class B Common Stock may be converted at any time at the election of the holder into an equal number of shares of Common Stock. Upon such conversion the holders of Class B


                               Page 11 of 16 pages

          Common Stock would become subject to the voting provisions of the Stockholders Agreement until such time as such shares of Common Stock were publicly resold. The Stockholders Agreement also contains, among other things, certain customary rights permitting the Investors to participate in private sales of shares by the Yucaipa Partnerships and permitting the Yucaipa Partnerships to compel the sale of the Investors' shares if certain requirements are satisfied.

          As a result of the Stockholders Agreement, the Yucaipa Partnerships, Mr. Burkle and some or all of the other Investors may be deemed to constitute a "group." A group consisting of such persons may be deemed to beneficially own all shares of Common Stock beneficially owned by each of the Investors constituting such a group. The reporting persons do not affirm the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock beneficially owned by any other Investor.

     (B)  PERCENT OF CLASS:

          See Item 11 of each cover page.

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  Sole power to vote or direct the vote:

                    See Item 5 of each cover page.

          (ii) Shared power to vote or to direct the vote:

                    See Item 6 of each cover page.

          (iii) Sole power to dispose or to direct the disposition of:

                    See Item 7 of each cover page.

          (iv) Shared power to dispose or to direct the disposition of:

                    See Item 8 of each cover page.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          See Item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.



                               Page 12 of 16 pages

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Item 4(a) above.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.























                               Page 13 of 16 pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1997           YUCAIPA BLACKHAWK PARTNERS, L.P.
                                   YUCAIPA CHICAGO PARTNERS, L.P.
                                   YUCAIPA DOMINICK'S PARTNERS, L.P.

                                   By:      Yucaipa Management L.L.C., its
                                            General Partner

                                   By:  /s/ Ronald W. Burkle
                                      -----------------------------------------
                                   Name:    Ronald W. Burkle
                                   Title:   Managing Member


                                   YUCAIPA MANAGEMENT L.L.C.


                                   By:  /s/ Ronald W. Burkle
                                      -----------------------------------------
                                   Name:    Ronald W. Burkle
                                   Title:   Managing Member


                                   THE YUCAIPA COMPANIES


                                   By: /s/ Ronald W. Burkle
                                      -----------------------------------------
                                   Name:    Ronald W. Burkle
                                   Title:   General Partner


                                    /s/ Ronald W. Burkle
                                   --------------------------------------------
                                   RONALD W. BURKLE


                                   BHF BANK - AKTIENGESELLSCHAFT

                                   By:  /s/ John Sykes
                                   --------------------------------------------
                                   Name:    John Sykes
                                   Title:   Assistant Vice President

                                   By:  /s/ Coleman Gregory
                                   --------------------------------------------
                                   Name:    Coleman Gregory
                                   Title:   Vice President

                                   MIDLAND MONTAGU PRIVATE EQUITY INC.

                                   By:  /s/ James W. Marley
                                   --------------------------------------------
                                   Name:    James W. Marley
                                   Title:   Director



                               Page 14 of 16 pages

                                    EXHIBITS


Exhibit 1 --       Joint Filing Agreement.



































                               Page 15 of 16 pages